UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Cameco Corporation

(Exact name of registrant as specified in its charter)

Canada	1-14228	98-0113090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2121-11th Street West Saskatoon, Saskatchewan, Canada		S7M 1J3
(Address of principal executive offices)		(Zip code)

Heidi Shockey 306-956-6200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Item 2.01 Resource Extraction Issuer Disclosure and Report

The Company is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://www.cameco.com/sites/default/files/documents/cameco-2024-estma-reporting.pdf. Except as set forth herein, information on the Company’s and the Government of Canada’s websites is not part of or incorporated by reference in this Form SD.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

CAMECO CORPORATION	June 16, 2025

(Registrant)	(Date)

By:	/s/ Heidi Shockey
Name:	Heidi Shockey
Title:	Senior Vice-President and Deputy Chief Financial Officer